Exhibit 99.1

2022 CORPORATE CALENDAR

Maranello (Italy), 14 January 2022 - Ferrari N.V. (the “Company”) (NYSE/MTA: RACE) announced today the following corporate calendar for year 20221:

Earnings Releases

2 February 2022 - Group results for 4th quarter and full-year 2021
4 May 2022 - Group results for 1st quarter 2022
2 August 2022 - Group results for 2nd quarter 2022
2 November 2022 - Group results for 3rd quarter 2022

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (http://corporate.ferrari.com).

The Annual General Meeting for the approval of the Company’s 2021 financial statements is scheduled for 13 April 2022 and the Capital Markets Day is planned for 16 June 2022 in Maranello.

The 2022 corporate calendar is available on the Company’s corporate website (http://corporate.ferrari.com).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977